Exhibit 8.1

Subsidiaries of ADC Therapeutics SA

Name of Subsidiary	Jurisdiction of Organization
ADC Therapeutics America, Inc.	United States
ADC Therapeutics (UK) Limited	England
ADC Therapeutics (NL) BV	Netherlands